Exhibit 99.1

Foresight Partners with One of the World’s Largest Industrial Equipment Manufacturers for POC Project

The Fortune 500 company will evaluate Foresight’s QuadSight® technology to provide autonomous capabilities to its mining and construction trucks

Ness Ziona, Israel – August 11, 2023 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of a paid proof of concept (POC) project with the Chinese subsidiary of one of the world’s leading manufacturers of industrial equipment, heavy machinery, construction and mining equipment.

Foresight was selected over other three-dimensional (3D) perception vision solutions due to its accurate and high-resolution point cloud and all object detection capabilities in harsh weather, environment and lighting conditions. A successful POC project may lead to the integration of Foresight’s technology into the industrial equipment manufacturer’s construction and mining trucks.

The industrial equipment manufacturer will evaluate Foresight’s technology to add 360° 3D perception capabilities to its mining and construction trucks, offering an alternative to its existing LiDAR sensors. Foresight’s QuadSight vision solution uses both visible-light and thermal cameras to deliver a comprehensive vision system capable of addressing the driving challenges in construction and mining settings. These challenges include off-road navigation, detection of non-classified objects in dusty surroundings and enabling safe driving in pitch-dark conditions. In addition, the industrial equipment manufacturer will evaluate Foresight’s DynamiCal™ automatic calibration solution to enable continuous calibration of the cameras while its trucks encounter intense vibrations to ensure an accurate 3D image of the environment.

“We are excited to extend our innovative stereo vision solutions to the construction and mining industry. By collaborating with one of the world’s largest industrial equipment and heavy machinery manufacturers, we aim to enhance the safety, accuracy of object detection, and environmental awareness in their operations. This POC project reflects our dedication to delivering advanced automotive vision technologies across diverse sectors,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the POC, that it aims to enhance the safety, object detection accuracy, and environmental awareness in the industrial equipment manufacturer’s operations, and that the POC project reflects its dedication to delivering advanced automotive vision technologies across diverse sectors. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654